

December 19, 2014

Via E-mail
August J. Moretti
Chief Financial Officer
Depomed, Inc.
7999 Gateway Boulevard
Suite 300
Newark, California  94560

> **Re:** **Depomed, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 8-K/A**
> **Filed February 25, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 6, 2014**
> **File No. 001-13111**

Dear Mr. Moretti:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Financial Statements
Note 8. Liability related to sale of future royalties, page 18

1. Please explain why an adjustment to the 10% effective annual interest rate was not required in 2014.  In this regard, tell us why the reduction of the liability through September 30, 2014 by approximately $96 million in payments to PDL significantly exceeded the amount you apparently estimated would be paid in 2014 (i.e. current portion of the liability at December 31, 2013 of $49 million).  In addition, you state: "In order to

determine the amortization of the debt, the Company is required to estimate the total amount of future royalty payments to be received by PDL and payments the Company is required to make to PDL, if any, over the life of the arrangement. The sum of these amounts less the $240.5 million proceeds the Company received will be recorded as interest expense over the life of the debt." Tell us the total amount of interest expense you currently expect to recognize over the life of the arrangement and the amount that would be recognized in each year.

Form 8-K/A filed February 25, 2014

2.  In a letter dated October 30, 2013 to the Office of the Chief Accountant of the Division of Corporation Finance you reference a proposed acquisition that would exceed the 50% significance threshold. It appears that the acquisition of the U.S. rights to Cambia exceeded the 50% significance threshold yet you did not file the required three years of audited financial statements. Please tell us why you did not file three years of audited financial statements for the acquisition of the rights to Cambia.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant